SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2002

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F	x	Form 40 F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share data)
	September 30,	December 31,
Assets	2002	2001
Current assets:
Cash and cash equivalents	$60.6	$1,140.5
Investments	66.6	61.9
Trade receivables, net	584.3	492.0
Inventories	411.1	379.5
Deferred income tax assets	147.4	147.4
Other current assets	65.4	48.5
Total current assets	1,335.4	2,269.8

Property, plant and equipment, net	649.2	643.8
Intangible assets, net	963.5	1,008.2
Long term deferred income tax assets	84.7	98.1
Other assets	45.4	50.9

Total assets	$3,078.2	$4,070.8

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$116.1	$108.6
Short term borrowings	972.0	805.5
Current maturities of long term debt	23.7	29.4
Other current liabilities	691.1	667.8
Total current liabilities	1,802.9	1,611.3

Long term debt, net of current maturities	83.4	697.4
Long term deferred income tax liabilities	87.6	103.3
Other long term liabilities	255.1	269.2
Contingencies

Shareholders' equity:
Common shares, par value CHF 0.20 per share;
336,975,000 shares authorized, 309,140,699
shares issued and 309,136,835 outstanding
at September 30, 2002; and 300,000,000
shares authorized, issued and outstanding
at December 31, 2001	42.5	42.9
Additional paid-in capital	505.0	592.0
Accumulated other comprehensive loss	(61.6)	(110.8)
Deferred compensation	(18.4)	--
Retained earnings	381.8	865.5
	849.3	1,389.6
Less treasury shares, at cost; 3,864 shares
at September 30, 2002; and no shares at
December 31, 2001	0.1	--
Total shareholders' equity	849.2	1,389.6

Total liabilities and shareholders' equity	$3,078.2	$4,070.8

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Sales	$743.9	$676.4	$2,259.9	$2,077.1
Cost of goods sold	214.5	195.8	659.4	599.5

Gross profit	529.4	480.6	1,600.5	1,477.6

Selling, general and administrative	238.6	242.4	737.8	715.1
Research and development	77.9	71.9	227.4	209.1
Amortization of intangibles	17.0	29.0	50.9	88.0

Operating income	195.9	137.3	584.4	465.4

Other income (expense):
Gain (loss) from foreign	(1.8)	(9.1)	4.1	(1.0)
currency, net
Interest income	2.2	13.5	18.6	42.4
Interest expense	(10.7)	(26.0)	(42.2)	(85.7)
Other	--	--	1.2	--

Earnings before income	185.6	115.7	566.1	421.1
taxes

Income taxes	60.5	44.6	184.2	162.5

Net earnings	$125.1	$71.1	$381.9	$258.6

Basic earnings per common share	$0.41	$0.24	$1.28	$0.86

Diluted earnings per common share	$0.41	$0.24	$1.27	$0.86

Basic weighted average common shares	307,665,063	300,000,000	299,393,320	300,000,000
Diluted weighted average common shares	308,690,590	300,000,000	300,176,181	300,000,000

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Nine months ended September 30,
	2002	2001

Cash provided by operating activities:
Net cash from operating activities	$526.3	$364.1

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(78.6)	(78.2)
Other	(7.0)	(22.9)
Net cash from investing activities	(85.6)	(101.1)

Cash provided by (used in) financing activities:
Proceeds from issuance of long term debt	0.9	42.2
Net proceeds from short term debt	163.2	(153.6)
Dividends to common shareholder	(1,243.4)	--
Repayment of long term debt	(624.9)	(22.9)
Proceeds from public sale of common shares	2,407.2	--
Redemption of preferred shares	(2,188.0)	--
Other	(42.7)	35.0

Net cash from financing activities	(1,527.7)	(99.3)

Effect of exchange rates on cash and cash equivalents	7.1	6.4

Net increase (decrease) in cash and cash equivalents	(1,079.9)	170.1

Cash and cash equivalents, beginning of period	1,140.5	912.0

Cash and cash equivalents, end of period	$60.6	$1,082.1

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$43.2	$87.4

Income taxes	$138.7	$144.2

See accompanying notes to condensed consolidated financial statements.

  Condensed Consolidated Financial Statements

  The accompanying interim condensed consolidated financial statements of Alcon, Inc. ("Alcon") and subsidiaries are unaudited. Amounts presented at December 31, 2001 are based on the audited consolidated financial statements appearing in Alcon's registration statement on Form F-1 filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by generally accepted accounting principles in the United States (GAAP) and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's registration statement on Form F-1.

  In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

  Initial Public Offering

  At December 31, 2001, Alcon, a Swiss corporation, was a wholly owned subsidiary of Nestlé S.A. ("Nestlé"). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

  Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short-term borrowings. The entire payment was considered a dividend under Swiss law.

  On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

  On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,188.1, after offering expenses and taxes. A portion of the IPO proceeds was utilized to repay $712.1 in short-term debt until May 29, 2002, when the preferred shares were redeemed.

  Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short-term indebtedness.

  In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

  Recently Adopted Accounting Standards

  Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets".

  Goodwill and Other Intangible Assets

  Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Alcon did not record an impairment as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

  Intangible assets subject to amortization:

	September 30, 2002		December 31, 2001
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Licensed technology	$506.0	$(192.2)	$502.0	$(151.6)
Other	183.8	(82.6)	182.2	(70.5)

	$689.8	$(274.8)	$684.2	$(222.1)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Aggregate amortization
expense related to
intangible assets	$17.0	$18.4	$50.9	$56.1

Alcon recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2002 were as follows:
	United
	States	International
	Segment	Segment	Total

Balance, December 31, 2001	$338.4	$202.8	$541.2
Amounts reclassified to goodwill from
intangibles and the impact of changes
in foreign exchange rates	3.2	4.1	7.3

Balance, September 30, 2002	$341.6	$206.9	$548.5

  Statement 142 requires disclosure of net earnings, assuming the exclusion of amortization expense recognized in the periods for goodwill and intangible assets that will no longer be amortized, and changes in amortization periods for intangible assets that will continue to be amortized.

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Reported net earnings	$125.1	$71.1	$381.9	$258.6
Add back--goodwill amortization, net
of income taxes	--	10.1	--	30.2

Adjusted net earnings	$125.1	$81.2	$381.9	$288.8

Basic earnings per share:

Reported net earnings	$0.41	$0.24	$1.28	$0.86
Add back--goodwill amortization, net
of income taxes	--	0.03	--	0.10

Adjusted net earnings	$0.41	$0.27	$1.28	$0.96

Diluted earnings per share:

Reported net earnings	$0.41	$0.24	$1.27	$0.86
Add back--goodwill amortization, net
of income taxes	--	0.03	--	0.10

Adjusted net earnings	$0.41	$0.27	$1.27	$0.96

  Long Lived Assets

  The adoption of Statement 144 did not have a material impact on either the results of operations or the financial position of Alcon.

  Cash Flows--Supplemental Disclosure of Non-cash Financing Activities

    On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. As discussed further below, the redemption price for these preferred shares was CHF 3.634 billion.

    In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the financial statements were to:

    decrease other current liabilities by $10.9

    decrease other long term liabilities by $23.3

    increase common stock and additional paid-in capital by $71.5 decrease total equity for deferred compensation of $37.3

Deferred compensation was reduced by $18.9, which was charged against earnings in the nine months ended September 30, 2002 and was reflected as an adjustment in net cash from operating activities.

    In March 2002, Alcon entered into a forward contract to purchase CHF 3.634 billion, which represented the redemption value of the preferred shares. On May 29, 2002, the forward contract settled, and the proceeds were used to redeem the preferred shares. The gain on the forward contract offset the exchange loss on the redemption of the preferred shares.

    During the three months ended September 30, 2002, Alcon acquired 3,864 treasury shares when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 5 to the condensed consolidated financial statements.

  Earnings Per Share

  Basic earnings per share were computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share were computed assuming the exercise of employee stock options and the vesting of contingent restricted common shares granted to employees.

  The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended September 30,
	2002		2001
	Basic	Diluted	Basic	Diluted

Average common shares
outstanding	307,665,063	307,665,063	300,000,000	300,000,000
Effect of dilutive securities:
Employee stock options	----	108,601	----	----
Contingent restricted
common shares	----	916,926	----	----

Total shares	307,665,063	308,690,590	300,000,000	300,000,000

	Nine months ended September 30,
	2002		2001
	Basic	Diluted	Basic	Diluted

Average common shares
outstanding	299,393,320	299,393,320	300,000,000	300,000,000
Effect of dilutive securities:
Employee stock options	----	148,901	----	----
Contingent restricted
common shares	----	633,960	----	----

Total shares	299,393,320	300,176,181	300,000,000	300,000,000

  Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price). These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

  The Alcon Board of Directors authorized the issuance of the restricted common shares effective on the IPO date. However, these shares were not recorded in the Zug, Switzerland, Trade Register until July 23, 2002. Accordingly, the conversion amounts were included in additional paid-in capital and no amounts were recorded in common stock until July 23, 2002. These shares are included in the outstanding common shares in the accompanying balance sheet at September 30, 2002. The unvested portion of the restricted common shares (which were contingent) was excluded in the calculation of "basic average common shares outstanding" presented above.

  Also contemporaneously with the IPO, Alcon granted employees and the independent directors incentive options to purchase approximately 6.3 million Alcon common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest on March 21, 2005 and expire on March 20, 2012. Subsequently, 35,000 additional options with generally similar terms were granted under the Plan.

  Inventories, at lower of cost or market

	September 30,
December 31,

	2002	2001

Finished goods	$242.6	$219.8
Work-in-process	33.8	36.2
Raw materials	134.7	123.5

Total inventories	$411.1	$379.5

  Short Term Borrowings and Long Term Debt
	September 30,	December 31,
	2002	2001
Short term borrowings:
Lines of credit	$248.2	$192.1
Commercial paper	533.2	--
From affiliates	155.5	565.4
Bank overdrafts	35.1	48.0

Total short term borrowings	$972.0	$805.5

  At September 30, 2002, Alcon had several unsecured line of credit agreements, including bank overdraft agreements, totaling $505.6 with third parties that were denominated in various currencies.
	September 30,	December 31,
	2002	2001
Long term debt:
From affiliates	$--	$600.0
License obligations	49.0	70.6
Bonds	43.4	39.6
Other	14.7	16.6
Total long term debt	107.1	726.8
Less current maturities of long term debt	23.7	29.4
Long term debt, net of current
maturities	$83.4	$697.4

  As of September 30, 2002, total borrowings from Nestlé and its subsidiaries were $155.5.

  Business Segments

Alcon conducts its global business through two business segments:  Alcon United States and Alcon International.  Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico.  Alcon United States operating profit is derived from operating profits within the United States as well as operating profits earned outside of the United States related to the United States business.  Alcon International includes sales to all other unaffiliated customers.

  Each business segment markets and sells products principally in three product categories of the ophthalmic market:  (1) pharmaceutical (e.g., prescription ophthalmic and otic drugs), (2) surgical equipment and devices, (e.g., cataract, vitreo-retinal, and refractive) and (3) consumer eye care (e.g., contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).  Business segment operations generally do not include research and development, manufacturing and other corporate functions.

  Segment performance is measured based on sales and operating income reported in accordance with GAAP.  Prior to 2002, Alcon measured performance on the basis of International Accounting Standards.  Beginning in 2002, performance is being measured and reported on a GAAP basis.  For consistency of presentation, business segment information for 2002 and 2001 is presented on a GAAP basis.

  Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

  Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

Three months ended September 30,

Depreciation and

Sales

Operating Income

Amortization

2002

2001

2002

2001

2002

2001

United States

$

411.0

$

374.2

$

  183.0

$

  141.8

$

  22.8

$

  25.4

International

332.9

302.2

  109.1

91.5

  10.7

16.3

Segments total

743.9

676.4

  292.1

233.3

  33.5

41.7

Manufacturing

(8.1)

(8.3)

  6.8

6.7

operations

Research and

(71.8)

(73.5)

  1.7

2.1

development

General corporate

(16.3)

(14.2)

  0.8

0.7

Total

$

743.9

$

676.4

$

  195.9

$

137.3

$

  42.8

$

51.2

Nine months ended September 30,

Depreciation and

Sales

Operating Income

Amortization

2002

2001

2002

2001

2002

2001

United States

$

  1,248.81

$

  1,124.1

$

 529.4

$

 425.7

$

 62.8

$

72.2

International

  1,011.1

953.0

 341.2

 305.5

 28.4

48.0

Segments total

  2,259.9

2,077.1

 870.6

 731.2

 91.2

120.2

Manufacturing

operations

 (24.0)

 (25.5)

 20.7

19.1

Research and

development

 (211.7)

(199.8)

 5.4

5.5

General corporate

 (50.5)

 (40.5)

 2.5

0.9

Total

$

  2,259.9

$

2,077.1

$

  584.4

$

 465.4

$

 119.8

$

145.7

  Related Party Transactions

Prior to the IPO, an Alcon employee participating in the Nestlé stock option plan agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares.  The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as those incentive options discussed in note 5 to the condensed consolidated financial statements.

  Share Repurchases

After the close of the third quarter, the Board of Directors authorized the repurchase of up to two million Alcon common shares.  The purpose of the share repurchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees.  From time to time, Alcon will purchase shares in open market transactions.

  Subsequent Event

In May of 2000 Alcon Holdings, Inc. ("AHI"), a wholly owned subsidiary of Alcon, issued four series of non-voting, non-convertible cumulative preferred shares to Alcon, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars.  These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002 Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1.997 billion Swiss francs.  Alcon also is contributing to AHI all of the Series C and D preferred shares it owns.  Alcon will use the proceeds it received from the sale of the preferred shares for liquidity and general corporate purposes.  After the sale, Alcon continues to own 100% of AHI's common shares and all voting rights in AHI.

The AHI preferred shares provide for variable dividend payments every six months based on different spreads over Swiss franc or U.S. dollar LIBOR.  The spreads range from 1.25% for Series A to 1.50% for Series B.  AHI has paid preferred dividends through November 1, 2002.  Non-payment of preferred dividends may result in holders of the preferred shares being entitled to elect two AHI board members.  The Series A shares have a redemption value of 1.5 billion Swiss francs and Series B shares have a redemption value of 0.5 billion Swiss francs.  Series A and B shares are redeemable only at the option of their holders after five and eight years, respectively.

Neither the sale nor future redemptions of these preferred shares, if any, are expected to have a material impact on Alcon's consolidated earnings.  However, earnings available to common shareholders and earnings per share will be reduced by accretion of the discount and dividends on the preferred shares.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended September 30, 2002 compared to three months ended September 30, 2001

Sales

Global Sales

Sales increased 10.0% to $743.9 million in the three months ended September 30, 2002 from $676.4 million in 2001, driven by strong performance of the pharmaceutical product line. At constant currency exchange rates, sales increased by 9.3% reflecting a weakening in the U.S. dollar relative to most currencies during this period.

Pharmaceutical sales grew 21.6% to $280.4 million in the three months ended September 30, 2002 from $230.5 million in 2001 (or 21.9% excluding the impact of currency fluctuations).  Growth was driven primarily by increased sales of key branded pharmaceutical products, including TRAVATAN®, which was launched in April of 2001, PATANOL® and CIPRO® HC.  TRAVATAN® sales totaled $17.7 million in the three months ended September 30, 2002, compared to $3.2 million in 2001.  Alcon has received approvals in 65 countries and has launched TRAVATAN® in 54 countries.  PATANOL® sales grew 37.9% to $44.4 million in the three months ended September 30, 2002 from $32.2 million in 2001.  For the same periods, CIPRO® HC sales improved 55.8% to $35.2 million from $22.6 million.

Surgical product sales grew 5.8% to $344.6 million in the three months ended September 30, 2002 from $325.7 million in 2001 (or 4.2% excluding the impact of currency fluctuations).  Consumer eye care product sales decreased 1.1% to $118.9 million in the three months ended September 30, 2002 from $120.2 million in 2001.  The decline was attributed primarily to declines in sales of contact lens care disinfectants and U.S. sales of artificial tears products as discussed below.

U.S. Sales

Sales in the United States increased 9.8% to $411.0 million in the three months ended September 30, 2002 from $374.2 million in 2001.  Pharmaceutical sales led the growth in the United States, increasing 23% to $183.9 million in the three months ended September 30, 2002 from $149.5 million in 2001, with solid performance across major branded products, including PATANOL®, CIPRO® HC, TRAVATAN®, TOBRADEX® and CILOXAN®.

Sales of surgical products in the United States increased 2.8% to $165.8 million in the three months ended September 30, 2002 from $161.3 million in 2001, driven by growth of 11.8% in sales of Interocular lenses (IOLs), arising from growth in the overall market for IOLs.  However, sales of ACRYSOF® IOLs continue to outpace historical industry growth.  Sales of surgical products, excluding refractive products, increased by $7.9 million or 5.3%, but were partially offset by a $3.4 million decrease in sales of refractive products and related procedure fees.  Because refractive surgery is elective, the number of refractive procedures performed is sensitive to the condition of the United States economy and consumer confidence. The United States economy and consumer confidence remained weak in the quarter, resulting in lower procedure volumes compared to the previous year's third quarter.  In addition, Alcon's management believes that doctors have deferred purchasing new refractive equipment until a return of consumer confidence becomes more evident.

Consumer eye care product sales in the United States decreased 3.3% to $61.3 million in the three months ended September 30, 2002 from $63.4 million in 2001.  Most of the decline in consumer eye care product sales was attributed to decreased sales of contact lens care disinfectants and artificial tears products.  Retail sales information indicated an industry decrease in the market for contact lens care disinfectants, while the decrease in artificial tears reflected ongoing efforts by major retailers to more closely manage their inventory levels to consumption demand.

International Sales

Sales in the rest of the world increased 10.2% to $332.9 million in the three months ended September 30, 2002 from $302.2 million in 2001.  At constant exchange rates, sales outside of the United States improved 8.7% over 2001.  Pharmaceutical sales outside the United States increased 19.1% to $96.5 million in the three months ended September 30, 2002 from $81.0 million in 2001. TRAVATAN® led the growth in pharmaceuticals with sales of $7.3 million in the three months ended September 30, 2002 compared to only $0.6 million in 2001.  TRAVATAN® was launched initially in April 2001 and has been launched in 53 countries outside the U.S. since then.

International surgical product sales increased 8.8% to $178.8 million in the three months ended September 30, 2002 from $164.4 million in 2001.  Increases in sales of viscoelastics, IOLs and surgical equipment and accessories led the improvement.  Consumer eye care product sales in the rest of the world increased 1.4% to $57.6 million in the three months ended September 30, 2002 from $56.8 million in 2001.  The increase in consumer eye care product sales was mainly due to artificial tears products.

Excluding the impact of currency fluctuations, sales outside the United States grew 20.1% for pharmaceutical, 5.6% for surgical and 1.4% for consumer eye care products.  Sales growth outside the United States was negatively affected by decreases in Japan and Argentina.  In Japan, Alcon's second largest market, sales declined $4.6 million as pricing pressures, due to declining reimbursements, and lower volumes were only partially offset by currency exchange gains.  Sales in Argentina declined $5.3 million from currency exchange losses and volume decreases, although the inflationary economy supported some price increases.

Sales by Product Line

The following table compares the product line sales in the three months ended September 30, 2002 with 2001:

Three months ended September 30,

2002

2001

(in millions)

TOBRADEX®

$

50.1

$

45.2

CILOXAN®

23.7

20.6

Other

25.8

24.2

Total Anti-infectives/Combinations

99.6

90.0

TRAVATAN®

17.7

3.2

Other

69.5

65.4

Total Glaucoma

87.2

68.6

PATANOL®

44.4

32.2

Other

6.2

6.0

Total Allergy

50.6

38.2

CIPRO® HC

35.2

22.6

Other

0.6

1.5

Total Otic

35.8

24.1

Other Pharmaceuticals

7.2

9.6

TOTAL PHARMACEUTICALS

280.4

230.5

IOLs

104.3

94.5

Viscoelastics

39.4

37.8

Cataract/Vitrectomy Products

83.6

75.4

Refractive Products

14.4

19.9

Other Surgical Products

102.9

98.1

TOTAL SURGICAL

344.6

325.7

OPTI-FREE® Disinfectants

65.5

67.0

Artificial Tears

24.0

24.8

Other Consumer Eye Care

29.4

28.4

TOTAL CONSUMER EYE CARE

118.9

120.2

TOTAL SALES

$

743.9

$

676.4

Gross Profit

Gross profit increased 10.2% to $529.4 million in the three months ended September 30, 2002 from $480.6 million in 2001.  Gross profit as a percent of sales increased slightly to 71.2% in the three months ended September 30, 2002 from 71.1% in 2001, primarily due to variations in product mix during the period.

Operating Expenses

Selling, general and administrative expenses decreased 1.6% to $238.6 million in the three months ended September 30, 2002 from $242.4 million in 2001.  The decline was the result of an additional consumer advertising program for OPTIFREE® EXPRESS® NO RUB™ in 2001 that was not repeated in 2002.  Selling, general and administrative expenses decreased as a percent of sales to 32.1% in the three months ended September 30, 2002 from 35.8% in 2001.

Research and development expenses increased 8.3% to $77.9 million in the three months ended September 30, 2002 from $71.9 million in 2001.  This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products.  Research and development expenses decreased slightly as a percent of sales to 10.5% in the three months ended September 30, 2002 from 10.6% in 2001.

Operating Income

Operating income increased 42.7% to $195.9 million in the three months ended September 30, 2002 from $137.3 in 2001.  Operating income was favorably impacted by $10.6 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142.  Excluding the impact of this change, operating income increased 32.5%.

Interest and Other Expenses

Interest income decreased 83.7% to $2.2 million in the three months ended September 30, 2002 from $13.5 million in 2001, primarily as a result of lower short term interest rates in 2002 and a lower average investment balance.  Interest expense decreased 58.8% to $10.7 million in the three months ended September 30, 2002 from $26.0 million in 2001 resulting from lower short term interest rates and lower average borrowings.

Income Tax Expense

Income tax expense increased 35.7% to $60.5 million in the three months ended September 30, 2002 from $44.6 million in 2001, mainly due to higher earnings.  The reported effective tax rate decreased to 32.6% in the three months ended September 30, 2002 from 38.5% in 2001 mainly due to changes in the mix of income by taxing jurisdictions and the impact of implementing Statement 142.

Net Earnings

Net earnings increased 75.9% to $125.1 million in the three months ended September 30, 2002 from $71.1 million in 2001.  Excluding the impact of one time expenses for changes to an employee deferred compensation plan of $1.2 million, net of income taxes, in 2002, and adjusting 2001 for the impact of goodwill amortization of $10.1 million, net of income taxes, to reflect the 2002 change in accounting method, net earnings increased 52.6% to $123.9 million for the three months ended September 30, 2002 from $81.2 million in 2001.

Earnings Per Share

Earnings per share increased 70.8% to $0.41 per share in the three months ended September 30, 2002 from $0.24 per share in 2001. Excluding the impact of one time expenses for changes to an employee deferred compensation plan in 2002, and adjusting 2001 for the impact of goodwill amortization to reflect the 2002 change in accounting method, earnings per share increased 48.1% to $0.40 per share for the three months ended September 30, 2002 from $0.27 per share in 2001.

Nine months ended September 30, 2002 compared to nine months ended September 30, 2001

Sales

Global Sales

Sales increased 8.8% to $2,259.9 million in the nine months ended September 30, 2002 from $2,077.1 million in 2001, led by growth in sales of pharmaceutical products.  Overall growth was mitigated in part by 0.8% negative currency impact due to the strength of the U.S. dollar relative to most major currencies.  At constant currency exchange rates, sales increased 9.6% during this period.

Pharmaceutical sales increased 16.7% to $841.3 million in the nine months ended September 30, 2002 from $720.9 million in 2001 (or 17.8% excluding the impact of currency fluctuations).  These increases were driven by growth of key branded pharmaceutical products, including TRAVATAN® and PATANOL®.  TRAVATAN® sales totaled $48.4 million in the nine months ended September 30, 2002, compared to $9.2 million in 2001. PATANOL® sales increased 27.5% to $164.9 million in the nine months ended September 30, 2002 from $129.3 million in 2001.

Surgical product sales increased 5.1% to $1,053.3 million in the nine months ended September 30, 2002 from $1,001.9 million in 2001 (or 5.6% excluding the impact of currency fluctuations).  Consumer eye care product sales increased 3.1% to $365.3 million in the nine months ended September 30, 2002 from $354.3 million in 2001 (or 4.3% excluding the impact of currency fluctuations).

U.S. Sales

Sales in the United States increased 11.1% to $1,248.8 million in the nine months ended September 30, 2002 from $1,124.1 million in 2001.  Pharmaceutical sales in the United States increased 20.8% to $556.1 million in the nine months ended September 30, 2002 from $460.5 million in 2001, with strong performance across major branded products, including PATANOL®, CIPRO® HC, TRAVATAN®, TOBRADEX® and CILOXAN®.

Surgical product sales in the United States increased 5.0% to $499.4 million in the nine months ended September 30, 2002 from $475.7 million in 2001, driven by growth of 13.0% in sales of IOLs, arising from increases in market share and growth in the overall market for IOLs.  Sales of surgical products, excluding refractive products, increased $36.5 million or 8.4% but were partially offset by a $12.8 million decrease in sales of refractive products and the related procedure fees.

Consumer eye care product sales in the United States increased 2.9% to $193.3 million in the nine months ended September 30, 2002 from $187.9 million in 2001.  Most of the growth in consumer eye care product sales resulted from market share gains by OPTI-FREE® EXPRESS® NO RUB™.

International Sales

Sales in the rest of the world increased 6.1% to $1,011.1 million in the nine months ended September 30, 2002 from $953.0 million in 2001.  At constant exchange rates, sales outside of the United States increased 7.9%, driven largely by broad-based growth across all major product lines.  Pharmaceutical sales outside the United States increased 9.5% to $285.2 million in the nine months ended September 30, 2002 from $260.4 million in 2001.  TRAVATAN® sales were responsible for most of this increase with sales of $15.7 million in the nine months ended September 30, 2002 compared to only $1.0 million in 2001. TRAVATAN® was launched initially in April 2001 and has been launched in 53 countries outside the U.S. since then.

Surgical product sales in the rest of the world increased 5.3% to $553.9 million in the nine months ended September 30, 2002 from $526.2 million in 2001.  The increase was led by growth in sales of IOLs.  Consumer eye care product sales in the rest of the world increased 3.4% to $172.0 million in the nine months ended September 30, 2002 from $166.4 million in 2001.  The increase in consumer eye care product sales was mainly driven by performance of our OPTI-FREE® disinfectants and artificial tears products.

Excluding the impact of currency fluctuations, sales outside the United States grew 12.7% for pharmaceutical, 6.2% for surgical and 6.0% for consumer eye care.  Sales growth outside the United States was negatively affected by decreases in Japan and Argentina.  In Japan, Alcon's second largest market, sales declined $19.9 million as currency exchange losses and pricing pressures, from  a reduced level of reimbursements, exceeded volume gains.  Sales in Argentina declined $15.5 million primarily due to exchange losses and volume decreases, although the inflationary economy supported some price increases.

Sales by Product Line

The following table compares the product line sales in the nine months ended September 30, 2002 with 2001:

Nine months ended September 30,

2002

2001

(in millions)

TOBRADEX®

$

145.8

$

135.0

CILOXAN®

77.7

66.7

Other

81.0

77.6

Total Anti-infectives/Combinations

304.5

279.3

TRAVATAN®

48.4

9.2

Other

208.7

193.6

Total Glaucoma

257.1

202.8

PATANOL®

164.9

129.3

Other

20.5

22.3

Total Allergy

185.4

151.6

CIPRO® HC

73.1

50.5

Other

2.2

7.2

Total Otic

75.3

57.7

Other Pharmaceuticals

19.0

29.5

TOTAL PHARMACEUTICALS

841.3

720.9

IOLs

319.4

296.2

Viscoelastics

124.1

115.5

Cataract/Vitrectomy Products

249.0

232.5

Refractive Products

47.4

58.7

Other Surgical Products

313.4

299.0

TOTAL SURGICAL

1,053.3

1,001.9

OPTI-FREE® Disinfectants

199.0

190.6

Artificial Tears

75.3

74.2

Other Consumer Eye Care Products

91.0

89.5

TOTAL CONSUMER EYE CARE

365.3

354.3

TOTAL SALES

$

2,259.9

$

2,077.1

Gross Profit

Gross profit increased 8.3% to $1,600.5 million in the nine months ended September 30, 2002 from $1,477.6 million in 2001.  However, gross profit as a percent of sales decreased to 70.8% in the nine months ended September 30, 2002 from 71.1% in 2001, primarily due to certain one time expenses of $2.8 million incurred in 2002 related to changes made to an employee deferred compensation plan (see note 2 to the condensed consolidated financial statements), as well as variations in product mix.  Excluding the impact of one time expenses, gross profit as a percent of sales for the nine months ended September 30, 2002 would have been 70.9%.

Operating Expenses

Selling, general and administrative expenses increased 3.2% to $737.8 million in the nine months ended September 30, 2002 from $715.1 million in 2001.  This increase in expenses resulted largely from certain one time expenses of $10.4 million incurred in 2002 related to changes made to an employee deferred compensation plan.  Excluding the impact of one time expenses, selling, general and administrative expenses decreased as a percent of sales to 32.2% in the nine months ended September 30, 2002 from 34.4% in 2001.

Research and development expenses increased 8.8% to $227.4 million in the nine months ended September 30, 2002 from $209.1 million in 2001.  This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products and certain one time expenses of $5.4 million incurred in 2002 related to changes made to an employee deferred compensation plan.  Excluding the impact of one time expenses, research and development expenses decreased slightly as a percent of sales to 9.8% in the nine months ended September 30, 2002 from 10.1% in 2001.

Operating Income

Operating income increased 25.6% to $584.4 million in the nine months ended September 30, 2002 from $465.4 in 2001.  Operating income was negatively impacted by certain one time expenses of $18.6 million incurred in 2002 related to changes made to an employee deferred compensation plan and, compared to 2001, was favorably impacted by $31.9 million due to the change in accounting for goodwill and intangibles resulting from implementation of Statement 142.  Excluding the impact of these items, operating income increased 21.3% to $603.0 million in the nine months ended September 30, 2002 from $497.3 million in 2001.

Interest and Other Expenses

Interest income decreased 56.1% to $18.6 million in the nine months ended September 30, 2002 from $42.4 million in 2001, primarily as a result of lower short term interest rates in 2002 and a lower average investment balance.  Interest expense decreased 50.8% to $42.2 million in the nine months ended September 30, 2002 from $85.7 million in 2001 resulting from lower short term interest rates and lower average borrowings.

Because the proceeds from the initial public offering (IPO) of Alcon common shares were not used to redeem the Alcon preferred shares until May 29, 2002, they were used to reduce short term borrowings and to make short term investments during this period.  If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred.

Income Tax Expense

Income tax expense increased 13.4% to $184.2 million in the nine months ended September 30, 2002 from $162.5 million in 2001, mainly due to higher earnings.  The effective tax rate decreased to 32.5% in the nine months ended September 30, 2002 from 38.6% in 2001 mainly due to favorable tax settlements and the impact of implementing Statement 142.

Net Earnings

Net earnings increased 47.7% to $381.9 million in the nine months ended September 30, 2002 from $258.6 million in 2001.  Excluding the impact of one time expenses for:

  changes to an employee deferred compensation plan of $11.7 million, net of income taxes, and the estimated impact of the IPO proceeds on net interest expense of $6.4 million, net of income taxes in 2002, and adjusting 2001 for the impact of goodwill amortization of $30.2 million, net of income taxes, to reflect the 2002 change in accounting method,

net earnings increased 34.1% to $387.2 million for the nine months ended September 30, 2002 from $288.8 million in 2001.

Earnings Per Share

Diluted earnings per share increased 47.7% to $1.27 per share in the nine months ended September 30, 2002 from $0.86 per share in 2001.  Excluding the impact of one time expenses for:

  changes to an employee deferred compensation plan and the estimated impact of the IPO proceeds on net interest expense in 2002, and adjusting 2001 for the impact of goodwill amortization to reflect the 2002 change in accounting method,

diluted earnings per share increased 34.4% to $1.29 per share in the nine months ended September 30, 2002 from $0.96 per share in 2001.

Liquidity and Capital Resources

In the nine months ended September 30, 2002, Alcon generated operating cash flow of $526.3 million.  Net cash used in investing activities in the nine months ended September 30, 2002 was $85.6 million, including $78.6 million of capital expenditures primarily related to improvements in manufacturing facilities.

Alcon expects to meet its current liquidity needs, primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings.  Alcon expects to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which should be sufficient even if sales were adversely affected as compared to expectations.

Redeemable Preferred Shares

On February 25, 2002, Nestlé, the shareholder of Alcon, converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares.  No dividends were paid on the preferred shares.  The proceeds, net of related costs including taxes, from the IPO were used temporarily to reduce short term borrowings and to make short term investments until Alcon could redeem the preferred shares.  On May 29, 2002, using cash from liquidating short term investments and from short term borrowings, Alcon redeemed all outstanding preferred shares (held by Nestlé) for $2,188.0 as described more fully in the prospectus dated March 20, 2002 on file with the Securities and Exchange Commission.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the nine months ended September 30, 2002 would have been:

Basic earnings per common share

$

1.25

Diluted earnings per common share

$

1.25

Basic weighted average common shares

305,269,693

Diluted weighted average common shares

306,052,554

U.S. Operating Subsidiary Equity Restructuring

In May of 2000 Alcon Holdings, Inc. ("AHI"), a wholly owned subsidiary of Alcon, issued four series of non-voting, non-convertible cumulative preferred shares to Alcon, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars.  These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002 Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1.997 billion Swiss francs.  Alcon also is contributing to AHI all of the Series C and D preferred shares it owns.  Alcon will use the proceeds it received from the sale of the preferred shares for liquidity and general corporate purposes.  After the sale, Alcon continues to own 100% of AHI's common shares and all voting rights in AHI.

The AHI preferred shares provide for variable dividend payments every six months based on different spreads over Swiss franc or U.S. dollar LIBOR.  The spreads range from 1.25% for Series A to 1.50% for Series B.  AHI has paid preferred dividends through November 1, 2002.  Non-payment of preferred dividends may result in holders of the preferred shares being entitled to elect two AHI board members.  The Series A shares have a redemption value of 1.5 billion Swiss francs and Series B shares have a redemption value of 0.5 billion Swiss francs.  Series A and B shares are redeemable only at the option of their holders after five and eight years, respectively.

Alcon anticipates that the purchasers of the AHI preferred shares, although they are not required to do so, may offer AHI the opportunity to redeem the shares prior to the dates they become redeemable by their terms.  AHI would likely accept such offers if they are made, although it is not required to.  AHI would probably finance any redemption of preferred shares with a combination of commercial paper, bank debt and intercompany loans.

Neither the sale nor future redemptions of these preferred shares, if any, are expected to have a material impact on Alcon's consolidated earnings.  However, earnings available to common shareholders and earnings per share will be reduced by accretion of the discount and dividends on the preferred shares.

Credit and Commercial Paper Facilities

As of September 30, 2002, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.8 billion available worldwide, including a $2.0 billion commercial paper facility.  As of September 30, 2002, $533.2 million of the commercial paper was outstanding.  Alcon and its subsidiaries also had available commitments of  $297.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at September 30, 2002, $155.5 million was outstanding under these credit facilities.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft agreements, totaling approximately $505.6 million under which there was an aggregate outstanding balance of $283.3 million.

The majority of these facilities are committed for less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 4.7% at September 30, 2002.

Cash and Investment Availability

At September 30, 2002, Alcon had $60.6 million in cash, cash equivalents, and investments.

Alcon's management believes that this level, in connection with the credit and commercial paper facilities, should be sufficient to fund expected operational requirements.

TRAVATAN® Settlement

Alcon reached a global settlement with Pharmacia Corporation on all pending intellectual property disputes involving Alcon's newest anti-glaucoma product, TRAVATAN® ophthalmic solution.  Joining in the settlement was Columbia University, which licenses some of the involved patents to Pharmacia.  Alcon's TRAVATAN® competes with Pharmacia's glaucoma medication, Xalatan.  Both are prostaglandin-based products and are used to treat open angle glaucoma and ocular hypertension.

The agreement ends all outstanding patent and trademark disputes relating to TRAVATAN® between the companies worldwide, and gives Alcon the unrestricted right to continue selling TRAVATAN® throughout the world.  In return, Alcon will pay Pharmacia royalties for a specified time based on Alcon's past and future sales of TRAVATAN®.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities.  We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing our accounting treatment with respect to commitments and contingencies.  Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Impairment of Intangible Assets:  Statement of Financial Accounting Standard No. 142, Goodwill and Intangible Assets, requires us to assess the recoverability of goodwill, which represents the excess of purchase price over fair value of net assets acquired, annually.  To the extent that our management determines that goodwill cannot be recovered, that goodwill is considered impaired and is treated as an expense incurred in the period in which the impairment occurs.

Tax Liabilities:  Our tax returns are subject to examination by taxing authorities in various jurisdictions.  Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination.  Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities.  However, our actual tax liabilities may ultimately differ from those estimates if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates.

Litigation Liabilities:  Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement.  Litigation, by its nature, is subject to many uncertainties.  Management reviews litigation claims with counsel to assess the probable outcome of such claims.  Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them.  Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities.  However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle those uncertainties.

Market Risks

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks.  At September 30, 2002, the majority of our loans were short-term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents, and short-term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount range from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 15 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales.  In addition, the scheduled redemption of preferred stock, redeemable in Swiss francs, was hedged.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Disclosure Concerning Market Risk

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Currency exchange contracts are used to hedge intercompany purchases and sales.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates.  For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations.  The financial instruments included in our sensitivity analysis are currency forward contracts.  Such contracts generally have a duration of three to nine months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into or are anticipated to occur within nine months of that date.  The sensitivity analysis excludes the values of foreign currency denominated receivables and payables because of their short maturities.  To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates.  For contracts outstanding as of September 30, 2002, a 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately  $21.9 million.  Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $21.9 million.  Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates.  Exchange rates, however, rarely move in the same direction.  The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position.  As of September 30, 2002, approximately 6.0% of our debt was long term fixed-rate loans.  We also had short term floating-rate investments and deposits equal to approximately 12.0% of our short term floating-rate debt at September 30, 2002.  The excess amount of our short term debt over our short-term investments and deposits is exposed to fluctuations in short term interest rates.  A 1% increase in short term interest rates would have decreased our pre-tax earnings by $8.5 million and a 1% decrease in short term interest rates would have increased our pre-tax earnings by $8.5 million.  Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Caution Concerning Forward Looking Statements

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements.  Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements.  These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results.  Given these uncertainties, you should not place undue reliance on these forward looking statements.  Factors that might cause future results to differ include, but are not limited to, the following:  the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; and supply and manufacturing disruptions could negatively impact our financial condition or results of operations.  You should read this report with the understanding that our actual future results may be materially different from what we expect.  We qualify all of our forward looking statements by these cautionary statements.  Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Trademarks

Trademarks used by Alcon appear in this report and are the property of or are licensed by Alcon, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.

(Registrant)

Date

November 5, 2002

By

/s/ Guido Koller

Name: Guido Koller

Title: Senior Vice President

Date

November 5, 2002

By

/s/ Stefan Basler

Name: Stefan Basler

Title: Attorney in Fact